Direct Focus Inc.
Common Shares
254931108
March 31, 2001


CUSIP 254931108
1. Sprott Securities Inc.
   Suite 3450, South Tower, Royal Bank Plaza, Toronto, Ontario  M5J 2J2
   Canada

2. n/a

3.

4. Ontario, Canada

5. 1,207,508

6. 16,138

7. 1,207,508

8. 16,138

9. 520,646

10. n/a

11. 2.22%

12. BD


Item 1
(a) Direct Focus, Inc.
(b) 2200 NE 65th Ave.
    Vancouver, Washington  98661
    USA

Item 2
(a) Sprott Securities Inc.
(b) Suite 3450, South Tower
    Royal Bank Plaza
    P.O. Box 63
    Toronto, Ontario  M5J 2J2
    Canada
(c) Canadian
(d) Common Shares
(e) 254931108

Item 3
n/a

Item 4
(a) 520,646
(b) 2.22%
(c) (i) 1,207,508
    (ii) 16,138
    (iii) 1,207,508
    (iv) 16,138

Item 5
n/a

Item 6
n/a

Item 7
n/a

Item 8
n/a

Item 9
n/a

Item 10
April 9, 2001
W. Jeffrey Kennedy
Chief Financial Officer